Exhibit 2.01

Conflict Minerals Report of Himax in accord with Rule 13p-1 under the Securities Exchange Act of 1934

Summary

This is the Conflict Minerals Report of Himax for calendar year 2025 in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to the 1934 Act Release No. 34-67716 (the year of 2012) for such definitions.

In accord with Rule 13p-1, Himax undertook due diligence to seek to determine the origin and source of the necessary conflict minerals used in the products placed into commerce by Himax. Himax designed its due diligence measures to be in conformity, in all material respects, with the nationally or internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition (“OECD Framework”) and related Supplements for each of the conflict minerals. For the purposes of this report, the products placed into commerce by Himax are Himax’s principal driver IC and module products that are critical components in display technology. These products are generally used in consumer electronics products such as desktop monitors, notebook computers, televisions, mobile phones, laptops, digital cameras, car navigation and display monitor. As a result of our reasonable country of origin inquiry and due diligence efforts, Himax is unable to determine that the necessary conflict minerals used in its products are DRC conflict free. One supplier has identified one smelter that is not yet compliant with the Responsible Minerals Assurance Process (RMAP), and remediation efforts are ongoing.

Himax’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to Himax’s affected suppliers. Himax as a purchaser is many steps removed from the mining of the conflict minerals. Furthermore, Himax does not buy raw ore or unrefined conflict minerals or make direct purchases from the Covered Countries. The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are the consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

Section (1) –Reasonable Country of Origin Inquiry (RCOI)

Himax has verified a total of 44 affected suppliers provided the materials containing tin, tungsten, tantalum, and gold (hereinafter “3TG”). All affected suppliers have followed by Himax’s inquiry to response the origin of 3TG using Conflict Minerals Reporting Template (CMRT) developed by Responsible Minerals Initiative (RMI), and found not all from recycled or scrap sources.

Section (2) – Due Diligence

Himax has taken the following measures to exercise due diligence on the source and chain of custody of the conflict minerals in its products. With respect to the period covered, the design of the due diligence measures described in Himax’s Conflict Minerals Report (herein after “CMR”) conforms generally with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold (hereinafter collectively “OECD Guidance”). Below five steps have been taken by Himax in compliance of OECD Guidance:

STEP 1: ESTABLISH STRONG COMPANY MANAGEMENT SYSTEMS

a.	Himax has adopted and communicated to affected suppliers and the public a company policy that is consistent with that of OECD framework (OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition), for the supply chain of conflict minerals originating from conflict-affected and high-risk areas in the Covered Countries. In addition, Himax has designed and implemented Conflict Minerals Control Procedures which serve as the basis for our internal management system and define the roles and responsibilities of our conflict mineral team.

b.	Himax maintained a cross-functional internal conflict mineral team under the direction of Himax's President and Chief Executive Officer, also the approver of finalized conflict minerals related materials such as SEC filing and public disclosure. Such team comprises of QC Engineering Department, Supplier Management Department, Procurement Department, Finance & Accounting Division, and Legal Division. The QC Engineering Department is dedicated to lead, coordinate, and implement Conflict Minerals control system including due diligence related efforts, while the other departments provide supplier communication, SEC filing, legal, and other supports. Himax's Board of Directors reviewed and approved the Conflict Minerals Report prior to the annual filing.

c.	Himax has implemented a conflict mineral control system to aim for transparency of its conflict minerals supply chain. We used CMRT developed by Responsible Minerals Initiative (RMI) in RBA to standardize collection of due diligence information in the supply chain. The information submitted by suppliers includes information gathered by those suppliers about the smelters identified in their own supply chains. The information was used by Himax to assess due diligence efforts implemented by suppliers, and to identify smelters. We required the CMRT survey results and other records relating to our conflict minerals program to be retained in the computerized database for 5 years, in accordance with the OECD guidance.

d.	Himax has strengthened its engagement with affected suppliers. Himax has maintained its CM Supplier Communication Kit which including Himax's CM Supplier Cover Letter and CM Certification Letter and has sent to affected suppliers as the primary communications to notify them of Himax’s policy, expectations, RBA's instruction, and the SEC rules. To further strengthen suppliers’ engagement, Himax embedded its Conflict Minerals Management requirements in the Management Rules of Environmental Restricted Substances that is updated and distributed to its suppliers at least once a year.

e.	Himax has multiple longstanding mechanisms whereby employees and affected suppliers can report violations of its policies. In Himax's company website, we provide the contact email (HX_CM@himax.com.tw) for suppliers and other stakeholders for addressing any questions, comments or suggestions regarding conflict minerals program. Also, on Himax's CM Supplier Cover Letter listed the Conflict Mineral Reporting Hotline, and appropriate unit will be assigned to handle reporting issues. Himax has also provided training to relevant employees on its conflict minerals policies both through internal communications and company website.

STEP 2: IDENTIFY AND ASSESS RISKS IN THE SUPPLY CHAIN

Himax, because of its size, the complexity of its products and the depth, breadth and constant evolution of its supply chain, finds it difficult to identify actors upstream from its direct principal driver IC and module products suppliers even though Himax is in direct personal contact with the immediate suppliers and has obtained assurances in conversation and writing (by CMRT) of their upstream smelters and Conflicted Minerals’ origins. Given the facts above, the affected immediate suppliers (“the affected suppliers”) were our surveying targets to identify the smelters in Himax supply chain.

Himax requires suppliers to provide material data sheets with their product delivery to QC Engineering Department and thus QC Engineering Department is capable of controlling a complete supplier list and product list. We identified, to our best effort, the 3TG in Himax’s supply chain by utilizing the material data sheets and our Green Product database to mark the 3TG materials in the supply chain and to identify the suppliers who provided these materials (“the affected suppliers”). During the 2025 reporting year, Himax has identified 44 affected suppliers and surveyed 100% of them with CMRT. The CMRT questionnaire survey included questions regarding a supplier’s responsible sourcing policies, its practices for engaging with its upstream suppliers, a request to list all smelters from which its 3TG were sourced, and other detailed questions concerning the origins (from covered countries or conflicted-affected and high-risk areas (CAHRAs)) of 3TG contained in the supplier’s products as well as its 3TG due diligence policies and procedures.

To our best effort, we reviewed and cross-checked the reasonableness and consistency of the information collected from CMRT survey via RMI Conflict Metals Reporting Template Review Checklist. The survey responses and review notes are recorded.

STEP 3: DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO IDENTIFIED RISKS

Himax has designed and implemented a strategy to respond to identified risk as the following:

a.	Himax’s QC Engineering Department communicates findings of the supply chain risk assessment to the top management.

b.	Himax relies on CMRT and updates of Responsible Minerals Assurance Process (RMAP) compliant smelter list when conducting this survey. Our suppliers are expected to remove non-compliant smelters from Himax's supply chain. We will also escalate to our customers if the survey results may be against with Himax’s CM policy or customer’s CM expectation to seek advanced risk mitigation plan.

c.	Periodically, Himax compares the smelters identified by the affected suppliers against the smelters on the RMAP compliant smelter list, grants its suppliers time to remove non-compliant smelters, and keeps tracking their remediation plans. Himax has included Conflict Minerals as part of the supplier audit and supplier evaluation items. The Company may exercise the supplier audits specifically for compliance of Conflict Minerals Rules to facilitate its supplier's CM management system. Furthermore, Himax may mark a supplier as high-risk if it does not remove non-compliant smelters within three months.

d.	As of 2025, Himax identified 44 affected suppliers, and surveyed all its affected suppliers for its CM compliance effort. Based on our CMRT survey results, only one supplier is required to develop and submit a remediation plan to address the presence of non-compliant smelter (CID001909 Great Wall Precious Metals) and 2 active smelters (CID004813 Jiangxi Suns Nonferrous Materials and CID002779 Ogussa Osterreichische Gold- und Silber-Scheideanstalt). Himax will maintain proactive engagement with the supplier to monitor progress, support corrective actions, and ensure full compliance with our conflict minerals due diligence standards. As of the date of this report, the supplier has not yet confirmed the removal of the non-compliant smelter, and remediation efforts remain ongoing. The identified non-compliance is limited in scope and relates to a single supplier within the Company’s supply chain, accounting for less than 1% of Himax’s consolidated procurement value for 2025. Accordingly, the associated procurement amount is considered immaterial. While remediation is ongoing, this matter does not indicate a systemic risk to Himax’s conflict minerals supply chain. Nevertheless, Himax continues to actively engage with the supplier to complete remediation in accordance with its conflict minerals policy.

STEP 4: CARRY OUT INDEPENDENT THIRD-PARTY AUDIT OF SMELTER/REFINER'S DUE DILIGENCE PRACTICES

For the 2025 reporting cycle, Himax did not obtain an Independent Private Sector Audit of this Conflict Minerals Report.

STEP 5: REPORT ANNUALLY ON SUPPLY CHAIN DUE DILIGENCE

Himax has filed a Form SD and Conflict Minerals Report to the US Securities and Exchange Commission for the 2025 reporting cycle, on or before the May 31, 2026 deadline.

Forward-looking statement

The activities described in Sections above mitigated the risk that Himax’s necessary conflict minerals benefited armed groups that are perpetrators of human rights abuses in the eastern Democratic Republic of the Congo.

Himax intends to take the following steps to improve its due diligence: (a) continue to maintain close contact with our affected suppliers to allow for continued progress toward a conflict-free supply chain; (b) increase the transparency of our supply chain by determining and identifying our affected suppliers’ smelters and origins of Conflict Minerals; and (c) advocate with smelters and refiners to join the Responsible Minerals Assurance Process (RMAP).

Section (3) Product Determination

Himax is unable to determine that its principal driver IC and module products are DRC conflict free. This conclusion is based on information reasonably available to the Company, including the supplier's identification of one non-compliant smelter and the ongoing remediation efforts. The information in these Sections is outlined based upon those product families.

1)	Display driver IC – they are used primarily for any-sized thin film transistor-liquid crystal display (TFT-LCD) panels like TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation and many other consumer electronics devices.

2)	LCOS micro display model – they are PICO projectors, embedded projector in different applications (cell phone and camcorder), communication, toy projector, and head-mounted-display.

3)	CMOS IC – they are image sensors used in customer electronics such as mobile devices, notebook PC, automotive and surveillance.

4)	Analog IC – they are used primarily to power IC chips and white Light-Emitting Diode (LED) drivers.

5)	Display module – For medical application display monitor

These products are outsourced to our 44 affected suppliers to be manufactured in four phases (Fab, Bumping, Taping and Assembly), and the finished driver IC and module products are sold to the downstream electronics industry to be included and assembled in their finished products. Most of these products contain 3TG are necessary for the production of these products.

Himax fully relies on our suppliers for the ultimate veracity of their smelter information, since Himax does not have any direct control over or contact with the smelters. Based on the survey results of our 44 affected suppliers’ returned RMI templates, Himax found no reasonable basis for independently determining that these validated smelters or those undergoing validation processes, sourced Covered Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries based on information reasonably available.